Exhibit 99.1

FIRSTSERVICE CORPORATION

MATERIAL CHANGE REPORT

(Form 51-102F3)

1.	Name and Address of Company

FirstService Corporation (“FirstService”)

1255 Bay Street, Suite 600

Toronto, Ontario M5R 2A9

2.	Date of Material Change

February 26, 2025

3.	News Release

A news release was disseminated on February 26, 2025 through Globe Newswire.

4.	Summary of Material Change

On February 26, 2025, FirstService announced that it had expanded and extended its unsecured revolving credit facility (the “Credit Facility”) for a new five-year term maturing in February 2030, replacing the prior facility which was set to expire in February 2027. Under the amended Credit Facility, borrowing capacity has been increased to US$1.75 billion up from the previous US$1.25 billion and, at any time during the term, FirstService also has the right to increase the Credit Facility by up to an additional US$250 million on the same terms and conditions as the original Credit Facility. The Credit Facility will continue to be utilized for working capital and general corporate purposes and to fund future tuck-under acquisitions.

5.	Full Description of Material Change

On February 26, 2025, FirstService announced that it had expanded and extended its unsecured revolving Credit Facility for a new five-year term maturing in February 2030, replacing the prior facility which was set to expire in February 2027. Under the amended Credit Facility, borrowing capacity has been increased to US$1.75 billion up from the previous US$1.25 billion and, at any time during the term, FirstService also has the right to increase the Credit Facility by up to an additional US$250 million on the same terms and conditions as the original Credit Facility. The Credit Facility will continue to be utilized for working capital and general corporate purposes and to fund future tuck-under acquisitions.

The financing was substantially oversubscribed by its syndicate of 11 banks, led by The Toronto-Dominion Bank and including JP Morgan Chase Bank, Bank of America, Bank of Montreal, Bank of Nova Scotia, Canadian Imperial Bank of Commerce, U.S. Bank, Desjardins, National Bank of Canada, Royal Bank of Canada and Raymond James Bank.

6.	Reliance on Subsection 7.1(2) of National Instrument 51-102

This report is not being filed on a confidential basis.

7.	Omitted Information

No significant facts remain confidential in, and no information has been omitted from, this report.

8.	Executive Officer

If further information is required, please contact Jeremy Rakusin, Chief Financial Officer, at 416-960-9566.

9.	Date of Report

DATED at Toronto, Ontario this 26th day of February, 2025.